Exhibit 99.1

MEDICUS PHARMA LTD. ANNOUNCES COLLABORATION AGREEMENT TO EXPAND PHASE 2 CLINICAL STUDY IN ASIA PACIFIC REGION

PROVIDES UPDATE ON SKNJCT-003 PHASE 2 CLINICAL STUDY FOR TREATMENT OF NODULAR BASAL CELL CARCINOMA (BCC) CURRENTLY UNDERWAY IN UNITED STATES

Toronto, Ontario & Philadelphia, PA - December 2, 2024 - Medicus Pharma Ltd. (NASDAQ: MDCX) (TSXV: MDCX) ("Medicus" or the "Company") is pleased to announce an agreement with Swanielle Inc. ("Swanielle") to explore expansion of Phase 2 clinical study for treatment of Basal Cell Carcinoma (BCC) in the Asia-pacific region.

Under the agreement, Swanielle, a bespoke healthcare consulting firm, will help identify a pharmaceutical/biotech company or companies in Southeast Asia to partner with Medicus to expand the Phase 2 clinical study in the Asia Pacific region.

The company is also pleased to announce that the phase 2 clinical study (SKNJCT-003) is currently underway in nine (9) clinical sites in United States and has already randomized more than 25% of the 60 patients expected to be enrolled in the study. Medicus is planning to initiate an interim data analysis in Q1 2025 and submit its findings to the United States Food and Drug Administration (FDA) as a part of a package seeking a Type C meeting with the FDA in Q2 2025. The purpose of the Type C meeting is to formally discuss the product development and gain further alignment on the clinical pathway. The Company's aim is to fast track the clinical development program and convert the SKNJCT-003 exploratory clinical trial into a pivotal clinical trial.

Clinical Trial Design

The clinical study, SKNJCT-003, is designed to be a randomized, double-blind, placebo-controlled (P-MNA), multi-center study enrolling up to 60 subjects presenting with BCC of the skin. The study will evaluate the efficacy of two dose levels of D-MNA compared to a placebo control. The participants will be randomized 1:1:1 to one of three groups: a placebo-controlled group receiving P-MNA, a low-dose group receiving 100μg of D-MNA, and a high-dose group receiving 200μg of D-MNA.

The high-dose, 200μg D-MNA, proposed in the study is the maximum dose that was used in the Company's Phase 1 safety and tolerability study (SKNJCT-001) completed in March 2021.

SKNJCT-001 met its primary objective of safety and tolerability. The investigational product, D-MNA was well-tolerated across all dose levels in all thirteen (13) participants enrolled in the study, with no dose-limiting toxicities (DLTs), or serious adverse events (SAEs). Furthermore, there were no systemic effects or clinically significant abnormal findings in laboratory parameters, vital signs, ECGs, and physical examinations. The study also describes the efficacy of the investigational product, D-MNA, with 6 participants experiencing complete responses. The complete response is defined as the disappearance of BCC histologically in the final excision at the end of study visit. The participants profile demonstrating complete responses was diverse, and all participants (6/6) had nodular subtype of BCC.

"We are delighted with the progress we have made in advancing the clinical development program of our novel, non-invasive treatment to cure the most common cancer in the world," stated Dr. Raza Bokhari, Executive Chairman and CEO, "the collaboration with Swanielle to explore expansion of our clinical study to treat BCC in Southeast Asia will help us gather useful efficacy and safety data which will strengthen the analysis of the pivotal trial that we plan to commence in not-so-distant future".

The agreement with Swanielle has an initial term of one year, commencing on December 1st, 2024. Under the agreement, Swanielle will receive a retainer fee of $22,500. In addition to the retainer, there is a variable rate success fee of 1%-5% dependent on the execution of a definitive agreement between company and a qualifying partner.

Swanielle does not have any interest, directly or indirectly, in the company or its securities, or any right or intent to acquire such an interest.

For further information contact:

Carolyn Bonner, President

(610) 636-0184

cbonner@medicuspharma.com

Jeremy Feffer

LifeSci Advisors

(212) 915-2568

jfeffer@lifesciadvisors.com

About Medicus Pharma Ltd:

Medicus Pharma Ltd. (Nasdaq: MDCX, TSXV: MDCX) is a biotech/life sciences company focused on accelerating the clinical development programs of novel and disruptive therapeutics assets.

SkinJect Inc. a wholly owned subsidiary of Medicus Pharma Ltd, is a development stage, life sciences company focused on commercializing novel, non-invasive treatment for basal cell skin cancer using patented dissolvable microneedle patch to deliver chemotherapeutic agent to eradicate tumors cells. The Company has completed a phase 1 safety & tolerability study (SKNJCT-001) in March of 2021, which met its primary objective of safety and tolerability; the study also describes the efficacy of the investigational product D-MNA, with six (6) participants experiencing complete response on histological examination of the resected lesion. The Company submitted a Phase 2 IND clinical protocol to the FDA in January 2024 for a randomized, controlled, double-blind, multicenter clinical study (SKNJCT-003) that is expected to randomize up to 60 patients. The study is designed to evaluate the efficacy of two dose of two dose levels (100 and 200 ug) of D-MNA compared to placebo (P-MNA) in subjects with nodular BCC. Patient recruitment is currently underway in nine sites across the United States.

Cautionary Notice on Forward-Looking Statements

Certain information in this news release constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the Company's plans and expectations concerning, and future outcomes relating to, the collaboration agreement with Swanielle, and the submission and advancement of the phase 2 clinical protocol, including improvements thereto and the timing thereof, and approval from the FDA and the timing thereof. Forward-looking statements are often but not always, identified by the use of such terms as "may", "might", "will", "will likely result", "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target" or the negative and/or inverse of such terms or other similar expressions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's public filings on SEDAR+ and on EDGAR, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the foregoing list is not exhaustive and readers are encouraged to review the Company's long form prospectus accessible on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

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